Directed Services LLC
1475 Dunwoody Drive, West Chester, PA 19380	Exhibit (d)(25)

January 1, 2011

ING Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Ladies and Gentlemen:

For the Adviser, Initial and Service Class shares, Directed Services LLC (the “Adviser”) agrees to waive, from January 1, 2011 through May 1, 2012, all or a portion of its management fee and/or reimburse expenses to limit ordinary operating expenses, excluding interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation, other expenses not incurred in the ordinary course of such Fund’s business, and expenses of any counsel or other persons or services retained by such Fund’s trustees who are not “interested persons,” as that term is defined in the 1940 Act, in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of ING UBS U.S. Large Cap Equity Portfolio, a series of ING Partners, Inc., shall be as follows:

Series	Maximum Operating Expense Ratios (as a percentage of average net assets)
	Adviser Class	Initial Class	Service Class
ING UBS U.S. Large Cap Equity Portfolio	1.25%	0.75%	1.00%

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

Directed Services LLC

By:	/s/ Todd Modic
Todd Modic
Vice President

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
ING Partners, Inc.